SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549


                        AMENDMENT NO. 10

                               TO

                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934

            Southwest Royalties, Inc. Income Fund V
                        (Name of Issuer)


                 Limited Partnership Interests
                 (Title of Class of Securities)


                         Not Applicable
                         (CUSIP Number)




      Check the following box if a fee is being paid with this statement. [ ___ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                    CUSIP No. Not Applicable

 (1) Names of Reporting Persons         Southwest Royalties, Inc.
     S.S. or I.R.S. Identification      75-1917432
     Nos. of Above Persons

 (2) Check the Appropriate Box               (a)
     if a Member of a Group             (b)  X

 (3) SEC Use Only

 (4) Source of Funds                         WC

 (5) Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)          Not Applicable

 (6) Citizenship or Place of
     Organization                       Delaware corporation


Number  of  Shares/Units  Beneficially Owned  by  Each  Reporting
Person With:


 (7) Sole Voting Power                  1,514.00 Units

 (8) Share Voting Power                 None

 (9) Sole Dispositive Power             1,514.00 Units

(10) Shared Dispositive Power           None

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person          1,514.00 Units

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                             Not Applicable

(13) Percent of Class Represented
     by Amount in Row (11)              20.2% of class of
                                        7,500 Units

(14)                                         Type   of  Reporting
                                             Person
                                             CO (Managing General
                                             Partner of Issuer)

Item 1.                                 Type     of     Security:
                                        Limited       Partnership
                                        Interests ("Units")

                                               Name   of  Issuer:
                                        Southwest Royalties, Inc.
                                        Income Fund V

          Address of Issuer's           407 N. Big Spring St.
          Principal Executive           Suite 300
          Offices:                      Midland, Texas 79701-4326

Item 2(a).     Name of Person
          Filing:                       Southwest Royalties, Inc.

Item  2(b).      Address of Principal                407  N.  Big
Spring St.
          Business Office:              Midland, Texas 79701-4326

Item 2(c).     Present Occupation:           Not Applicable

Item 2(d).     Criminal Convictions:         None

Item 2(e).     Civil Securities Laws
               Injunctions or
               Prohibitions:            None

Item 2(f).     Citizenship:                  Delaware, U.S.A.

Item 3.                                 Source      of     Funds:
                                        Working  capital  of  the
                                        Reporting Person.

Item 4.                                 Purpose of Transactions:

     Satisfied requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby the Reporting Person, as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price.

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Item 5.        Interest in Securities

     The Reporting Person, which is the Issuer: Managing General Partner of the Issuer, holds a total of 1,514.00 Units of limited partnership interests over which it has sole voting and dispositive powers. These Units represent 20.2% of the total 7,500 Units which are issued and outstanding. The purchase transactions which resulted in the ownership of the Reporting Person increasing from 19.7% to 20.2% occurred between September 1, 1998 and April 30, 1999 when the Reporting Person purchased an additional 39.0 Units as part of the Issuer's Right of Presentment program. The price per unit ranged from $129.15 to $135.98.

Item 6.   Contracts, Arrangements,
          Undertakings or Relationships
          with Respect to Securities of
          the Issuer:                        Not Applicable

Item 7.   Material to Be Filed as
          Exhibits:                          Not Applicable

                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: May 10, 1999            By:  /s/ Bill E. Coggin
                               ----------------------------------
Bill         E.         Coggin,        Vice-President         and
CFO, of Southwest Royalties, Inc.
                              the Managing General Partner


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